

Surge Holdings Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

As of Inception to December 31, 2024

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Surge Holdings Inc. Management

We have reviewed the accompanying financial statements of Surge Holdings Inc. (the Company) which comprise the balance sheet as of Inception to December 31, 2024 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
August 11, 2025

SURGE HOLDINGS INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	1,199
Subscription Receivable		40
Total Current Assets		1,239
TOTAL ASSETS	$	1,239
LIABILITIES AND EQUITY		
Current Liabilities:		
Payroll Liabilities	$	1,862
Total Current Liabilities	$	1,862
TOTAL LIABILITIES		1,862
EQUITY		
Common Stock	$	40
Additional Paid-In Capital		-
SAFER Notes		120,000
Accumulated Deficit		(120,663)
TOTAL EQUITY	$	(623)
TOTAL LIABILITIES AND EQUITY	$	1,239

See Accompanying Notes to these Unaudited Financial Statements

SURGE HOLDINGS INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024
Operating Expenses		
General and Administrative	$	14,051
Payroll Expenses		106,760
Total Operating Expenses		**120,811**
Total Loss from Operations	$	**(120,811)**
Other Income (Expense)		
Other Income	$	148
Total Other Income (Expense)		**148**
Net Income (Loss)	$	**(120,663)**

See Accompanying Notes to these Unaudited Financial Statements

SURGE HOLDINGS INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	SAFER Notes	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount				
Beginning balance at 05/2024	-	-	-	-	-	0
Issuance of Common Stock	4,000,001	40	-	-	-	40
Issuance of SAFER notes	-	-	-	120,000	-	120,000
Net loss	-	-	-	-	(120,663)	(120,663)
Ending balance at 12/31/24	4,000,001	40	-	120,000	(120,663)	(663)

See Accompanying Notes to these Unaudited Financial Statements

SURGE HOLDINGS INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024
OPERATING ACTIVITIES		
Net Income (Loss)	$	(120,663)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Increase (decrease) in current liability:		
Payroll Liabilities		1,862
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		1,862
Net Cash provided by (used in) Operating Activities	$	(118,801)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Proceeds from issuance of SAFER Notes	$	120,000
Net Cash provided by (used in) Financing Activities	$	120,000
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	1,199
Cash at end of period	$	1,199

See Accompanying Notes to these Unaudited Financial Statements

Surge Holdings Inc.
Notes to the Unaudited Financial Statements
As of Inception to December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Surge Holdings Inc ("the Company") was formed in Delaware on May 22, 2024. The Company plans to generate revenue by offering infrastructure-as-a-service and participating in revenue-sharing arrangements related to data sales generated through infrastructure housed within LLCs that it forms and controls. The Company operates remotely with two employees and anticipates serving a global customer base through regionally established LLCs. The first regional LLC is located in Raleigh, North Carolina, with additional entities planned in Atlanta, Georgia, and New Orleans, Louisiana.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,199 in cash and cash equivalents as of December 31, 2024.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by developing and operating a National Intelligent Infrastructure Network through regionally focused, project-based LLCs. Each LLC will own specific physical infrastructure assets and lease access to these assets to both public and private sector tenants. The Company's primary sources of revenue will be recurring fees related to edge computing services, sensor hosting, and data federation, with payments typically collected either at the commencement of lease or service agreements, or as services are rendered.

Under its typical contractual arrangements, the Company's primary performance obligation is to provide tenants with ongoing, reliable access to its digital infrastructure, enabling real-time AI applications, high-speed connectivity, and sensor-based solutions. These performance obligations are satisfied over time, consistent with the terms of long-term infrastructure access agreements, as the Company renders services and grants access to its systems and resources.

General and Administrative

General and administrative expenses consist of office, travel, business licenses, and other miscellaneous expenses.

Income Taxes

The Company was incorporated on May 22, 2024, and did not generate taxable income during the period ended December 31, 2024. As a result, the Company did not incur any federal or state income tax liability for the period. However, the Company is required to file income tax returns for the period in accordance with applicable federal and state regulations. Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2024, the Company entered into Simple Agreement for Future Equity with Repurchase (SAFER) agreements totaling $15,000 with close family members of Brandon Richman, the Company's co-founder. Details are disclosed in Note 6.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no outstanding long-term liabilities and debt.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 4,000,001 shares were issued and outstanding as of 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity with Repurchase (SAFER)

The Company entered into several SAFER agreements (Simple Agreement for Future Equity with Repurchase) with both related parties and third-party investors as of December 31, 2024. These agreements include a "honeymoon period" that expires on the one-year anniversary of the agreement date. Each SAFER grants the investor the right to future equity in the Company upon a qualified financing or change of control event. The agreements are subject to a post-money valuation cap of $7 million, a repurchase percentage of 90%, and a target return of 200%. As of December 31, 2024, the total outstanding SAFER agreements amounted to $120,000. See table below.

	Amount
Related Parties	$15,000
Others	$105,000
Total	$120,000

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 11, 2025, the date these financial statements were available to be issued.

The Company entered into a SAFER agreement with Surge Solutions LLC amounting to $50,000. The agreement is subject to a post-money valuation cap of $7 million, a repurchase percentage of 90%, and a target return of 200%.

Additionally, the Company entered into a Promissory Note agreement with Next Wave Partners LLC, shareholder, for up to $150,000 at 9% annual interest, convertible to equity or repayable in cash. Additionally, the Company entered into a service agreement with Next Wave Partners LLC, via John Cowan, who will provide fractional Executive Chairman services for $7,500 monthly for strategic guidance, governance, and capital raising.

Lastly, in July 2025, the Company collected the outstanding subscription receivable from shareholders totaling $40, related to shares previously issued and recorded as subscribed capital.